(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

September 30, 2013

 (Unaudited and Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian dollars)

	Note	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash		$2,193,340	$1,795,555
Restricted cash		41,295	80,148
Amounts due from exploration partners		121,232	613,753
Taxes receivables		6,799	30,294
Prepaid and deposits		51,537	220,164
		2,414,203	2,739,914
Non-curren tassets:
Marketable securities	4	5,333	12,333
Equipment	5	168,131	224,876
Mineral properties	6	70,259,765	70,165,561
Reclamation bonds		176,346	170,287
		70,609,575	70,573,057
Total assets		$73,023,778	$73,312,971

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$582,263	$656,115
Due to related parties	11	10,889	26,990
Loan payable	12	651,884	-
		1,245,036	683,105
Non-current liability
Derivative liability-warrants	7	2,816,380	774,673
Total liabilities		4,061,416	1,457,778

Shareholders' Equity
Share capital	8	116,054,707	115,816,740
Share -based payment reserve		19,457,128	19,020,057
Accumulated other comprehensive loss		-	(51,199)
Deficit		(66,549,473)	(62,930,405)
		68,962,362	71,855,193
Total liabilities and shareholders' equity		$73,023,778	$73,312,971

Approved on behalf of the
Board of Directors:

“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2013	2012	2013	2012
General administrative expenses
Administration and general office expense		$148,994	$178,617	$531,331	$520,690
Consulting		25,551	59,593	158,986	264,801
Depreciation		17,755	26,402	56,745	78,721
Directors ' fees		-	32,500	174	94,783
Investor relations and communications		7,178	55,888	33,214	173,217
Personnel costs		218,094	293,644	584,975	887,383
Professional fees		243,210	189,364	520,718	429,296
Share -based payments	9 (a)	437,071	21,010	437,071	1,009,479
Transfer agent and regulatory fees		10,206	27,072	95,453	117,078
Travel and promotion		11,585	26,303	43,977	31,072
		(1,119,644)	(910,393)	(2,462,644)	(3,606,520)

Exploration partner administration income		11,977	33,185	24,382	65,437
Foreign exchange loss		(33,910)	(108,710)	(32,960)	(206,393)
Fair value gain on derivative liability	7	11,103	-	739,296	-
(Loss) gain on disposal of mineral properties	6	(1,735,714)	820,712	(1,735,714)	820,712
General exploration costs		(15,239)	(22,474)	(11,963)	(44,831)
Impairments	6	(45,320)	-	(45,320)	-
Unrealized gain (loss) on marketable securities		166	-	(7,000)	-
Write-off of equipment		-	20,385	-	39,954
Interest (expense) income		(20,053)	12,288	(35,946)	58,143
		(1,826,990)	755,386	(1,105,225)	733,022
Net loss for the period		(2,946,634)	(155,007)	(3,567,869)	(2,873,498)
Unrealized loss on marketable securities		-	-	-	(9,667)
Comprehensive loss for the period		$(2,946,634)	$(155,007)	$(3,567,869)	$(2,883,165)
Loss per share - basic and diluted		$(0.02)	$(0.00)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding		169,147,249	156,427,773	163,419,304	154,921,668

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Operating activities
Net loss for the period	$(2,946,634)	$(155,007)	$(3,567,869)	$(2,873,498)
Items not involving cash:
Depreciation	17,755	26,402	56,745	78,721
Fair value gain on derivative liability	(11,103)	-	(739,296)	-
Loan interest accrued	3,669	-	33,704	-
Loss (gain) on disposal of mineral properties	2,774,114	(820,712)	2,774,114	(820,712)
Impairments	45,320	-	45,320	-
Share -based payments	437,071	21,010	437,071	1,009,479
Shares issued for services	-	-	-	30,000
Unrealized foreign exchange loss (gain)	3,680	61,246	(6,059)	61,246
Unrealized loss (gain) on marketable securities	(166)	-	7,000	-
	323,706	(867,061)	(959,270)	(2,514,764)
Changes in non-cash working capital
Taxes receivables	(1,993)	22,994	23,495	(19,713)
Prepaid and deposits	(3,863)	(24,372)	168,627	11,056
Accounts payable and accrued liabilities	(103,042)	22,425	(142,481)	(141,427)
Due to related parties	(20,396)	(25,837)	(16,101)	(42,098)
Cash provided by (used in) operating activities	194,412	(871,851)	(925,730)	(2,706,946)

Financing activity
Loan payable	(103,030)	-	618,180	-
Share issued fo rcash, net of issue costs	3,018,970	-	3,018,970	2,418,882
Cash provided by financing activity	2,915,940	-	3,637,150	2,418,882

Investing activities
Expenditures on mineral properties	(906,745)	(2,958,058)	(2,845,009)	(10,866,669)
Due from exploration partners	(93,779)	(112,241)	492,521	(255,892)
Purchase of equipment	-	(9,676)	-	(9,676)
Reclamation bonds	-	(11,447)	-	-
Restricted cash	742	(1,389)	38,853	-
Cash used in investing activities	(999,782)	(3,092,811)	(2,313,635)	(11,132,237)
Increase (decrease) in cash during the period	2,110,570	(3,964,662)	397,785	(11,420,301)
Cash, beginning of period	82,770	4,691,682	1,795,555	12,147,321
Cash, end of period	$2,193,340	$727,020	$2,193,340	$727,020
Exploration expenditures included in accounts payable	$370,997	$1,250,773	$370,997	$1,250,773

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued during the period:
Shares issued for cash, net of issue costs	4,000,000	2,418,882				2,418,882
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Share -based payments			1,009,479			1,009,479
Unrealized loss on available -for-sale marketable securities				(9,667)		(9,667)
Net loss for the period					(2,873,498)	(2,873,498)
Balance, September 30, 2012	156,449,265	$114,387,403	$18,983,019	$(60,866)	$(61,001,126)	$72,308,430

Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$-	$(62,981,604)	$71,855,193
Common shares issued during the period:						-
Shares issued for cash, net of issue costs	29,810,000	$3,018,970				3,018,970
Derivative liability-warrants		(2,781,003)				(2,781,003)
Share -based payments			$437,071			437,071
Net loss for the period					(3,567,869)	(3,567,869)
Balance, September 30, 2013	192,800,836	$116,054,707	$19,457,128	$-	$(66,549,473)	$68,962,362

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or “the Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange MKT (“QMM”). The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

As at September 30, 2013, the Company had an accumulated deficit $66,549,473 with a working capital of $1,169,167.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is required to continue raising funds to finance exploration activities or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. . The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as detailed in the Company‘s audited consolidated financial statements for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the information required for complete annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") effective as at September 30, 2013 and therefore they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012 and the notes to the consolidated financial statements.

These condensed consolidated interim financial statements were approved by the board of directors for issue on November 6, 2013.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries include Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which have been stated at their fair values. These condensed consolidated interim financial statements are presented in Canadian dollars, the Company’s functional currency.

3.	Changes to accounting policies

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2012. The following accounting standards and amendments to existing standards were adopted effective January 1, 2013:

•	IFRS 10 Consolidated Financial Statements;
•	IFRS 11 Joint Arrangements;
•	IFRS 12 Disclosure of Interests in Other Entities;
•	IFRS 13 Fair Value Measurement;
•	IAS 27 Separate Financial Statements;
•	IAS 28 Investments in Associates and Joint Ventures; and
•	IAS 1 Presentation of Financial Statements.

The adoption of these standards has not had a significant impact on the Company's financial position or financial performance.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

3.	Changes to accounting policies, continued

The following standard has been issued by IASB but is not yet effective:

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

For financial liabilities, the standard retains most of the IAS 39 requirements, except that fair value changes due to credit risk for liabilities designated as fair value through profit or loss would generally be recorded in other comprehensive income.

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		September 30, 2013			December 31, 2012

			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	66,667	$38,866	$(36,533)	$2,333	$38,866	$(32,533)	$6,333
Auramex	100,000	40,000	(37,000)	3,000	40,000	(34,000)	6,000
		$78,866	$(73,533)	$5,333	$78,866	$(66,533)	$12,333

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

During the year ended December 31, 2012, an impairment of $66,533 on the marketable securities was transferred from accumulated other comprehensive loss to net loss due to a prolonged decline in their fair value. During the nine months ended September 30, 2013, an additional loss of $7,000 was recognized in net loss.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	Equipment	Equipment	Vehicles	Total

Cost
Balance, December 31, 2011	$148,031	$174,870	$481,615	$804,516
Additions during the year	-	-	9,676	9,676
Balance, December 31, 2012	148,031	174,870	491,291	814,192
Additions during the period	-	-	-	-
Balance, September 30, 2013	$148,031	$174,870	$491,291	$814,192

Accumulated depreciation
Balance, December 31, 2011	$112,714	$95,853	$247,154	$455,721
Depreciation for the year	27,398	23,705	82,492	133,595
Balance, December 31, 2012	140,112	119,558	329,646	589,316
Depreciation for the period	4,454	13,213	39,078	56,745
Balance, September 30, 2013	$144,566	$132,771	$368,724	$646,061

Carrying value
At December 31, 2012	$7,919	$55,312	$161,645	$224,876
At September 30, 2013	$3,465	$42,099	$122,567	$168,131

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the nine months ended September 30, 2013 were as follows:

		United States				Mexico
	MacArthur	Yerington	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the period	285,276	167,484	11,899	110,926	377,985	121,494	406,349	1,481,413
Recovery-Goldcorp							(24,226)	(24,226)
Disposal of mineral properties							(425,803)	(425,803)
Impairments							(28,060)	(28,060)
Balance, September 30, 2013	3,363,114	3,361,346	148,391	5,073,515	2,432,678	1,744,804	2,401,147	18,524,995

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	421,647	257,895	30,654	80,452	52,314	71,877	448,663	1,363,502
Geophysical	45,463	9,974	-	6,171	530	30,817	7,676	100,631
Geochemical	-	2,671	227	-	-	932	-	3,830
Drilling	-	-	11,002	-	-	-	-	11,002
Technical Studies	112,243	169,521	7,055	-	-	1,281	-	290,100
Other	43,762	10,719	11,154	4,167	-	3,448	69,785	143,035
Additions during the period	623,115	450,780	60,092	90,790	52,844	108,355	526,124	1,912,100
Recovery-Goldcorp							(3,945)	(3,945)
Disposal of mineral properties							(2,800,015)	(2,800,015)
Impairments							(17,260)	(17,260)
Balance, September 30, 2013	$19,406,790	$6,972,741	$1,572,138	$7,957,865	$770,668	$4,800,838	$10,253,730	$51,734,770
Total acquisition and exploration
Balance, September 30, 2013	$22,769,904	$10,334,087	$1,720,529	$13,031,380	$3,203,346	$6,545,642	$12,654,877	$70,259,765
Total acquisition and exploration
Balance, December 31, 2012	$21,861,513	$9,715,823	$1,648,538	$12,829,664	$2,772,517	$6,315,793	$15,021,713	$70,165,561

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners. Detailed property information can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2012.

On July 29, 2013, the Company received an acquisition bonus of US$1,000,000 ($1,038,400) from Freeport- McMoRan Mineral Properties Inc. (“Freeport”) related to the sale of the Butte Valley property which was sold to Freeport in October 2012. The acquisition bonus was contingent on Freeport acquiring certain other mineral properties and was recognized in net income (loss).

During the nine months ended September 30, 2013, the Company had the following significant transactions related to its mineral properties:

	a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC, the Company renegotiated the option balance payment of US$524,000 to be made as follows:

		(i)	US$100,000 plus $31,440 in interest on or before January 15, 2013 (paid)

		(ii)	US$424,000 plus interest at the rate of 6% per annum by January 15, 2014 or US$212,000 plus interest by January 15, 2014 and 2015, respectively.

b)	Hunewill Ranch, Nevada

On March 20, 2013, the Company entered into an exclusive exploration agreement with an option to purchase the surface rights, mineral rights and surface water rights in Lyon County, Nevada, known as the Hunewill Ranch property. To earn the exclusive right to conduct mineral exploration on the property, the Company is required to make an annual payment up to March 2020 for a total of US$1,480,000.

The Company has the right and option to purchase a 100% interest in the property at any time on or before March 19, 2021 (“Purchase closing date”) for additional payments including a production royalty on the purchase closing date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

	c)	Herbert Gold Project, Alaska

The Company’s joint venture partner Grande Portage Resources Ltd. filed an updated NI43-101, Standards of disclosure for mineral properties, compliant resource estimate for the Herbert Gold project located near Juneau, Alaska on April 12, 2013 and subsequently amended on April 19, 2013.

	d)	Uranium Properties (Arizona, Utah and Wyoming)

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of Quaterra’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal

In April 2012, the Company, together with various co-plaintiffs filed a lawsuit in the United States District Court for the State of Arizona naming as defendants the United States Department of the Interior and the BLM. The results of this legal action are unknown at this time, and, if not successful, could lead to an impairment write- down of approximately $10 million.

On June 4, 2013, the Company renegotiated the US$100,000 option payment to down to US$50,000 with the payment due when the exploration activities are allowed by the Department of Interior.

	e)	Nieves Silver Concessions, Mexico

During the nine months ended September 30, 2013, the Company incurred exploration expenditures in total of $459,698 of which 50% was shared with its exploration partner, Blackberry Ventures 1, LLC (“Blackberry”). As of September 30, 2013, $91,815 was due from Blackberry.

	f)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On September 18, 2013, the Company announced the sale of its three properties in central Mexico to Goldcorp for a total cash consideration of US$375,000. The Company retains a 2% NSR on each property for a maximum amount of US$2 million per property. As a result, a net loss of $2,774,114 was recorded from this transaction.

The Company also wrote off two properties in central Mexico within the IFA with a total carrying value of $45,320 due to the lack of exploration merits.

During the nine months ended September 30, 2013, the Company and Goldcorp extended and amended certain terms of the IFA (“Amended Agreement”). The Amended Agreement extended the expiration for designation of Advanced Properties to January 2016 from January 2014. The amended terms include: i) lowering spending requirements to earn a 2% NSR to $1 million over the first three years from $2 million over two years; ii) lowering the minimum annual expenditure requirement after three years to US$250,000 from US$1 million; iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

7.	Derivative liability - warrants

On September 13, 2013, the Company completed a non-brokered private placement for gross proceeds of US$2,981,000 ($3,125,425) at a unit price of US$0.10 and issued 29,810,000 units. Each unit consisted of one common share and one share purchase warrant of the Company exercisable at US$0.15 for one common share expiring September 13, 2016.

The gross proceeds of $3,125,425 were allocated to common shares in the amount of $344,422 and to warrants in the amount of $2,781,003. $106,455 share issue costs were paid and allocated to against the common share proceeds.

The fair value of each warrant was estimated at $0.089 on the date issued using the Black-Scholes option pricing model assuming an expected volatility of 89%, a risk –free interest rate of 1.24%, a dividend yield of 0%, and an expected term of three years.

On December 28, 2012, the Company completed a non-brokered private placement for gross proceeds of US$2,289,550 ($2,259,462) at a unit price of US$0.35 and issued 6,541,571 units. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.53 for one common share expiring December 28, 2014.

As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded as a gain or loss in net income (loss).

The subsequent re-measurement of the derivative liability was calculated using the Black-Scholes pricing model using an expected volatility of 99%, a risk-free interest rate of 1.24%, a dividend yield of 0%, and an expected term of 1.16 years.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative warrant liability during the nine months ended September 30, 2013:

	Number of	Fair value	Weighted
	Warrants	assigned	Average
At December 31, 2012	6,541,571	$774,673	USD0.53
Change in fairv alue estimates		(739,296)	-
Issuance of derivative warrants	29,810,000	2,781,003	USD0.15
At September 30, 2013	36,351,571	$2,816,380	USD0.22

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

8.	Share capital

The Company has authorized an unlimited number of common shares without par value.

29,810,000 common shares were issued related to the non-brokered private placement closed on September 13, 2013, please refer note 7 above.

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the periods ended September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Outstanding, beginning of period	14,010,000	$1.16	11,460,000	$1.53
Granted	3,955,000	$0.16	3,695,000	$0.47
Expired	(1,305,000)	$(2.86)	(1,145,000)	$2.61
Outstanding, end of period	16,660,000	$0.79	14,010,000	$1.16
Exercisable, end of period	15,985,000	$0.96	13,635,000	$1.17

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expire Date	September 30, 2013	December 31, 2012
$3.45	$2.05	March 31, 2013	-	150,000
$3.30	$1.87	June 19, 2013	-	905,000
$0.98	$0.52	November 9, 2014	1,745,000	1,745,000
$1.02	$0.51	November 9, 2014	2,095,000	2,095,000
$2.00	$1.22	January 14, 2015	40,000	40,000
$1.80	$0.85	April 1, 2015	100,000	100,000
$1.76	$0.97	April 22, 2015	200,000	200,000
$1.29	$0.75	August 9, 2015	1,605,000	1,605,000
$1.55	$0.90	October 6, 2015	65,000	65,000
$1.51	$0.90	November 3, 2015	100,000	100,000
$0.60	$0.12	December 31, 2015	400,000	400,000
$1.60	$0.96	March 24, 2016	275,000	305,000
$1.25	$0.74	August 9, 2016	2,705,000	2,800,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,975,000	3,100,000
$0.16	$0.12	September 19, 2018	3,955,000	-
Total stock options outstanding			16,660,000	14,010,000

The weighted average remaining contractual life for both options outstanding and exercisable on September 30, 2013 were 2.61 years (December 31, 2012 - 3.02 and 2.90 years, respectively).

The Company uses the following weighted average assumptions to fair value the options granted through the Black-Scholes option pricing model:

	September 30, 2013	December 31, 2012
Weighted average share price	$0.19	$0.44
Risk-free interest rate	1.72%	1.11%
Expected share price volatility	96%	82%
Expected option life inyears	5.0	3.9
Forfeiure rate	0%	0%
Expected dividend yield	0%	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

Volatility was determined based on the historical volatility over the estimated lives of the options. The share-based payments expense is incurred as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Consultants	$81,231	$-	$81,231	$338,800
Directors and officers	329,167	21,010	329,167	453,452
Employees	26,673	-	26,673	217,227
	$437,071	$21,010	$437,071	$1,009,479

b)	Share purchase warrants

The following table presents changes in warrants for the periods ended September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	8,188,274	$0.88	9,009,512	$1.94
Issued	29,810,000	$0.15	6,541,571	$0.53
Expired	(1,646,703)	$2.27	(7,362,809)	$1.87
Outstanding, end of period	36,351,571	$0.22	8,188,274	$0.88

The following summarizes information about the share purchase warrants outstanding:

Expiry date	Exercise price	September 30, 2013	December 31, 2012
February 7, 2013	$ 2.27	-	1,646,703
December 28, 2014	USD 0.53	6,541,571	6,541,571
September 13, 2016	USD 0.15	29,810,000	-
		36,351,571	8,188,274

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,650,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

10.	Compensation of key management, continued

Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Personnel costs	$145,834	$231,250	$393,230	$718,750
Directors ' fees	-	32,500	174	94,783
Share -based payments	329,167	21,010	329,167	453,451
	$475,001	$284,760	$722,571	$1,266,984

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Manex Resources Group (a)	$94,764	$132,962	$370,440	$393,563
Lawrence Page Q.C. Law Corp (b)	4,781	2,160	11,606	2,705
Atherton Enterprises Ltd. (c)	17,188	29,167	57,292	131,250
	$116,733	$164,289	$439,338	$527,518

a)

Manex Resource Group (“Manex”) is a company owned by the Corporate Secretary that provides general office and administrative services. As of September 30, 2013, $10,889 (2012 - $3,367) was still owing in due to related parties.

b)	Lawrence Page, Q.C. Law Corp., owned by the Corporate Secretary, provides legal services. As of September 30, 2013, $nil (2012 - $2,419) was still owing in due to related parties.
c)	Atherton Enterprises Ltd. is a company owned by an officer that provides CFO services to the Company. As of September 30, 2013, $nil (2012 - $nil) was payable in due to related parties.

12.	Loan payable

During the nine months ended September 30, 2013, the former President and CEO of the Company, Mr. Tom Patton, advanced three loans to the Company for its operating expenses. The loans are unsecured, bear an annual interest rate of 10%, and are repayable as follows:

a)	US$500,000 due on demand;
b)	US$200,000 due on December 5, 2013 (US$100,000 was repaid on August 29, 2013); and
c)	US$100,000 (repaid on August 29, 2013)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement, amended on September 1, 2013, with Manex for its Vancouver head office administration and corporate services at a monthly rate of $22,166 for a five-year term expiring August 31, 2017. The Company may terminate the agreement by paying Manex the lesser of $252,000 or a total fee owing for the remainder of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the City of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years.

	c)	As of September 30, 2013, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

Year ending December 31, 2013	$43,245
Year ending December 31, 2014	149,491
Year ending December 31, 2015	126,000
Year ending December 31, 2016	126,000
Year ending December 31, 2017	84,000
$528,736

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non- current assets are distributed by geographic locations as follows:

	September 30, 2013		December 31, 2012
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$87,787	$20,661,537	$116,722	$21,337,506
U.S.A	80,344	49,598,228	108,154	48,828,055
Total	$168,131	$70,259,765	$224,876	$70,165,561